Exhibit 99.1

FOR IMMEDIATE RELEASE

Alibaba Group Announces Consolidation of Healthcare

Categories into Alibaba Health

Hangzhou, China May 29, 2018 — Alibaba Group Holding Limited (“Alibaba Group”) (NYSE: BABA) today announced it has reached an agreement to sell certain healthcare categories from its Tmall Pharmacy to Alibaba Health Information Technology Ltd. (HKEx: 0241, “Alibaba Health”). In exchange, Alibaba Group will receive HK$10.6 billion worth of newly issued shares of Alibaba Health.

Alibaba Group currently has a 48.1% economic interest and controls 61.5% of the voting interest of Alibaba Health. Upon completion of the transaction, Alibaba Group’s equity ownership and voting interest of Alibaba Health will increase to 56.2% and 67.5%, respectively.

This transaction is the latest step in implementing Alibaba Group’s “Double H” strategy, which aims to promote “Health” and “Happiness” as a strategic focus. Alibaba Group will benefit from Alibaba Health’s specialized healthcare ecosystem and its superior expertise in providing omni-channel services to merchants on Tmall Pharmacy.

This integration will leverage Alibaba Health’s strengths to provide end-to-end healthcare solutions and services to customers that will ultimately accelerate Alibaba Group’s overall expansion in China’s fast growing healthcare sector. Merchants on Tmall Pharmacy will be able to be more closely connected with consumers and other healthcare ecosystem participants, enhancing their customer retention and new sales opportunities. Alibaba Health’s strong analytical capabilities will elevate overall consumer experience with frequent engagement and broader healthcare product offerings.

The categories to be sold from Tmall Pharmacy to Alibaba Health are medical devices and healthcare products, adult products and medical and healthcare services. These categories represented RMB20.6 billion (US$ 3.2 billion) of gross merchandise value (GMV) in the fiscal year ended March 31, 2018 and had over 3,300 merchants on the platform.

Daniel Zhang, Chief Executive Officer of Alibaba Group said, “Healthcare is a strategically important area for Alibaba Group with strong growth potential. This transaction is a logical evolution for the continued development of Alibaba Health into our healthcare flagship platform. Alibaba Health’s knowledge and network in combination with Alibaba Group’s consumer insights and technology will enable us to create the best healthcare ecosystem in China.”

Leo Shen, Chief Executive Officer of Alibaba Health said, “Alibaba Group has been very supportive to the development of Alibaba Health as the group’s flagship platform in the healthcare sector. The transaction strengthens Alibaba Health’s market leadership and recognizes our contribution to the healthcare industry in China. It will allow us to expand our business by adding more complementary categories and enabling us to have deeper engagement with more participants.”

The healthcare industry in China is expected to grow rapidly in the coming years in order to meet the rising demand for higher quality medical and healthcare services. According to Frost & Sullivan, the total healthcare expenditure in China is expected to grow from RMB4.6 trillion in 2016 to RMB11.4 trillion in 2026, at a CAGR of 9.4%.

Completion of the transaction is subject to customary closing conditions including, among others, approval of the transaction by independent shareholders of Alibaba Health and the Hong Kong Stock Exchange.

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About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

Media Contact

Katie Lee

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k.lee@alibaba-inc.com

Rachel Chan

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Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “aim,” “anticipates,” “future,” “intends,” “plans,” “believes,” “may,” “estimates,” “potential,” “continue,” “ongoing,” “goal”, “targets,” “guidance”, “commits” and similar statements. Among other things, statements that are not historical facts, including statements about Alibaba Group’s investment plans, the completion of the transaction and the strategic goals of the investment, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the possibility that the various closing conditions for the transaction may not be satisfied or waived or that the intended strategic goals may not be achieved. All information contained in this announcement is as of the date of this announcement and are based on assumptions that Alibaba Group believes to be reasonable as of this date. You should not rely upon these forward-looking statements as predictions of future events. Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.